1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500 www.KilpatrickTownsend.com

December 20, 2012	Jeffrey T. Skinner direct dial 336 607 7512 direct fax 336 607 7500 JSkinner@KilpatrickTownsend.com

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, NE
Washington, DC 20549

Re:	BPV Family of Funds (the “Trust”) (File Nos. 333-175770 and 811-22588) on behalf of the BPV Core Diversification Fund and the BPV Wealth Preservation Fund (the “Funds”), all of the series of the Trust

Ladies and Gentlemen:

At the request of Ms. Deborah O’Neal-Johnson of the Division of Investment Management, this letter is being submitted to the Securities and Exchange Commission (the “Commission”) as correspondence.  This letter is in response to oral comments received from Ms. O’Neal-Johnson on December 10, 2012 in connection with the review of Post-Effective Amendment No. 4 to the Trust’s Registration Statement on Form N-1A, filed electronically on October 26, 2012.  Set forth below is a summary of Ms. O’Neal-Johnson’s oral comments and the Trust’s responses thereto.

Prospectus

Comment 1:           Please update the term of the expense limitation agreement in the fee table footnote and expense example of each Fund to a date at least one year from the effective date of the registration statement.

Our Response:      The term of the expense limitation agreement for each Fund has been extended from August 1, 2013 to February 1, 2014, and the fee table footnotes and related disclosures in the expense examples have been modified to reflect the same. See pages 1, 2, 5 and 6 of each prospectus.

Comment 2:           The Wealth Preservation Fund has disclosed a principal risk related to investing in emerging markets. Indicate whether or not investing in such markets is a principal strategy of the Fund.

Our Response:      Investing in emerging markets is not a principal investment strategy of the Fund; disclosure related to the risk of such potential investments by the Fund has been removed.

Comment 3:           Confirm that the Funds’ policies and procedures with respect to disclosure of the Funds’ portfolio securities are not available on the Funds’ website.

Our Response:     The Funds’ policies and procedures with respect to disclosure of the Funds’ portfolio securities are not available on the Funds’ website, and are disclosed only in the Funds’ SAI.

Comment 4:           Pursuant to Item 10(a)(iii) of Form N-1A, indicate which of the annual or semi-annual reports of the Funds will disclose a discussion regarding the basis of the Trustees’ renewal of the Funds’ investment advisory contracts, and the period for the same.

Our Response:      The relevant disclosure on Page 15 of each prospectus has been revised and now reads as follows:

Prior to the Funds’ inception, the Trustees approved the Advisory and Sub-Advisory Agreements, each with an original term of two years. Assuming the Agreements are renewed on an annual basis after such initial term, a discussion regarding the Board of Trustees basis for the same will be available in the Funds’ semiannual shareholder report for the period ended September 30 of each year.

SAI

Comment 5:           In the table of trustees and officers on page 20 of the SAI, confirm that the information in the “Other Directorships” column is current for the last five years.

Our Response:      The information in the column is current for the last five years for each trustee. In addition, we have revised the column header to read: “Other Directorships During Past 5 Years”.

In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any persona under the federal securities laws of the United States.

Please contact Jeffrey T. Skinner at (336) 607-7512 with any questions or comments regarding this filing.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

2